                                     MOORE

                              CORPORATION LIMITED

                                 Interim Report




                                TO SHAREHOLDERS
                              FOR THE NINE MONTHS
                            ENDED SEPTEMBER 30, 2000




                                       3



www.moore.com

CORPORATE
           VISION

         Moore Corporation Limited will be a high growth, technology-based leader in the management and communication of customer information, thereby creating value for our shareholders, customers and employees.

MESSAGE FROM
           THE CEO
         The aggressive actions we are taking to get costs in line are helping to remedy performance issues in our North American forms and labels business and had a positive effect on our operations in the third quarter. At the same time, we are continuing to move forward with key growth initiatives that are transforming Moore from the largest paper-based provider of forms and labels to a leader in delivering digital information services.
         During the quarter, we continued implementation of a Corporate-wide cost containment program. The original target of $30 million in annual savings was achieved by the end of the third quarter. Additional cost savings are expected to be realized in the fourth quarter.
         In addition, the recent signing of a marketing alliance with K2 Design, Inc., a leading U.S.-based Internet consulting company, and our relationship with Direct Insite Corp. (formerly Computer Concepts), a leader in the development of data analysis software, is further evidence of our plan to deliver a wider range of innovative, technology-advanced solutions to our customers. The alliances are consistent with relationships we formed earlier in the year with Internet-based business-to-business companies Noosh, Impress and Commerce One. Combined with key digital and Internet initiatives launched in the second and third quarter, these alliances reinforce Moore's on-going commitment to deliver the widest range of Internet and technology-based print and digital solutions to our customers.
         While the financial impact of these initiatives is not yet significant, they provide solid evidence that the steps we are taking to tap new marketplaces and develop high-demand, technology-based solutions that will drive long-term growth are starting to take hold.
         In addition, after a successful second quarter launch, we are increasing our focus to expand sales to new customers and new market segments through Latitudes-TM-. Latitudes-TM- is an initiative to help fuel growth by accelerating the use of independent distributors as alternate channels to reach customers not currently served by our direct sales force.

FINANCIAL
           HIGHLIGHTS

FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2000


                                       2000        1999
Sales                               $ 1,678     $ 1,778
Income (loss)                           (16)         41
         from operations
Net earnings (loss)                     (31)         20
Per common share
         Net earnings               $ (0.35)    $  0.23
         Dividends                  $  0.15     $  0.15
Average shares                       88,457      88,457
         outstanding (thousands)

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN MILLIONS OF DOLLARS.

2

LETTER TO
           SHAREHOLDERS

OPERATING RESULTS DISCUSSION

         Highlights of the consolidated results reported for the first nine months of 2000 and 1999 are shown in the accompanying consolidated statement of earnings on pages 8 and 9 of this interim report.
         The reported consolidated results of the third quarter of 2000 (Q3-2000) and 1999 (Q3-1999) as well as for the first nine months of 2000 and 1999 include certain transactions, which affect the operating results in a disproportionate manner. Items, as detailed below, have been removed from the operating results of the affected periods in order to improve their comparability.
-   Operating results in the first nine months of 1999 of the Data
Management Services business unit sold in December 1999 with sales of $47.4 million ($12.8 million in Q3-1999) and a loss from operations of $3.4 million ($2.4 million loss in Q3-1999).
- Year 2000 costs for the third quarter and first nine months of 1999 of $4.7 million and $15.0 million, respectively.
- Restructuring expenses of $5.0 million incurred in the first nine months of 2000 as a result of the change in accounting policy explained in the first quarter 2000 interim report ($1.2 million in Q3-2000).
- Write-down of the investment in JetForm Corporation (JetForm) by $8.6 million in Q3-2000.
         All further discussions will be based on the Corporation's operating results net of the above mentioned items.

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER SHARE AMOUNTS, IN MILLIONS OF DOLLARS.


                                   Presented net of above noted items
                                THREE MONTHS ENDED       NINE MONTHS ENDED
                                   SEPTEMBER 30            SEPTEMBER 30
                                  2000       1999         2000         1999
Sales:
         Moore North
           America           $   362.6  $   393.9  $   1,074.0  $   1,157.4
         CCS United States       113.7      105.9        361.3        335.2
         Latin America            44.9       39.9        136.5        118.7
         Europe                   29.3       43.8        106.0        119.1
                             ---------  ---------  -----------  -----------
                             $   550.5  $   583.5  $   1,677.8  $   1,730.4
Income (loss) from
 operations:
         Moore North
           America           $     0.5  $    17.3  $     (40.1) $      27.7
         CCS United States         6.9        6.9         24.7         30.0
         Latin America             1.5        1.0          4.4          0.4
         Europe                   (1.2)       1.1         (1.1)         2.4
         General Corporate         1.9       (0.5)         1.0         (1.6)
                             ---------  ---------  -----------  -----------
                             $     9.6  $    25.8  $     (11.1) $      58.9
NET EARNINGS (LOSS)          $     1.1  $    13.0  $     (19.3) $      31.2
NET EARNINGS (LOSS)
         PER COMMON SHARE    $     0.01 $    0.15  $     (0.22) $      0.35

         Sales in Q3-2000 of $550.5 million were 5.7% lower than Q3-1999 sales of $583.5 million. Sales in the first nine months of 2000 of $1,677.8 million decreased 3.0% compared to sales of $1,730.4 million in the same period of 1999.
- Forms sales in the first nine months of 2000 of $1,159.5 million decreased by $68.8 million compared to Forms sales of $1,228.3 million in the same period last year. Included in Forms sales are Labels and Label Systems of $345.5 million in 2000 compared to $343.5 million in 1999.
- CCS sales in the first nine months of 2000 of $518.2 million increased by 3.2% from $502.2 million in 1999.

         Income from operations in Q3-2000 was $9.6 million compared to income from operations in Q3-1999 of $25.8 million. The year to date loss from operations in 2000 was $11.1 million, while income from operations in the first nine months of 1999 was $58.9 million.
- Year to date loss from operations in 2000 for the Forms business was $30.6 million compared to an operating income of $24.5 million in the first nine months of 1999.
- CCS income from operations in the first nine months of 2000 of $19.5 million decreased by $14.9 million from $34.4 million in 1999.
         Net earnings in Q3-2000 were $1.1 million or $0.01 per share compared to net earnings of $13.0 million or $0.15 per share in Q3-1999. In the first nine months of 2000 the net loss was $19.3 million or $0.22 per share compared to the net earnings of $31.2 million or $0.35 per share in the same period of 1999.
         Cash outflow from operations for the first nine months was $17 million compared to cash inflow of $74 million for the first nine months of 1999. Cash resources decreased from $25 million at December 31, 1999 to bank indebtedness of $2 million at September 30, 2000. The cash was used to fund restructuring costs of $17 million, capital expenditures of $61 million, software expenditures of $23 million and dividends of $13 million offset partially by $29 million of cash proceeds received from the sale of assets, $11 million of proceeds received from the partial liquidation of long-term bonds and borrowings of $48 million.
         During Q3-2000 the Corporation decided to sell one million common shares of it's investment in JetForm. Investment and other income includes a pre-tax charge of $8.6 million to write-down the value of the Corporation's total holdings in JetForm to fair value.
         As disclosed in the interim report of the first quarter, the Corporation is conducting an internal review of its Enterprise Resource Planning
(ERP) system with the objective of maximizing benefit realization. As part of this review process, the Corporation decided to postpone the deployment of a component of its ERP for its US-based manufacturing facilities. Further decisions on the deployment plans or processes may be made based on the results of the review, which is expected to be completed before the end of the year. We continue to expect that the Corporation will realize significant benefits from reduction in transaction and other costs once the ERP system is fully implemented.

MOORE NORTH AMERICA
         Sales in this business segment for Q3-2000 and for the first nine months of 2000 of $362.6 million and $1,074.0 million were below sales in the corresponding periods of last year by 7.9% and 7.2%, respectively. This decline in revenue is attributable to lower sales volumes in the company's United States forms business, including that of Peak Technologies, as a result of the Corporation's strategy to exit low margin accounts. Various channel expansion and digital initiatives launched during the second quarter to focus on expanding our distribution are expected to contribute to sales growth in the future, however, the impact of these initiatives is not yet significant.
         Operating income in the third quarter and operating loss in the first nine months of 2000 were $0.5 million and $40.1 million, respectively, compared to income from operations of $17.3 million and $27.7 million in the corresponding periods of 1999. The decline in operating results against 1999 is primarily attributable to the volume shortfall, investments to launch various digital and Internet strategies for the forms business, and continued incremental costs related to maintaining redundant computer systems as the Corporation implements the enterprise-wide information (ERP) system. The significant improvement in operating income during the quarter versus the first half of the year is due primarily to the realization of cost reduction programs launched in the second quarter to reduce administration costs.

CCS UNITED STATES
         This segment continues to show volume growth over 1999. CCS US sales in the third quarter and the first nine months of 2000 of $113.7 million and $361.3 million increased by 7.4% and 7.8% respectively, compared to sales in the corresponding periods of 1999. New opportunities in the Response Marketing Services business have more than offset the impact of the lower volumes from customers in the U.S. sweepstakes industry. Through new product and service offerings, including the introduction of an Electronic Bill Presentment and Payment solution, the Business Communication Services business has continued to drive volume growth.
         Operating income in the third quarter and first nine months of 2000 was $6.9 million and $24.7 million respectively, compared to income from operations of $6.9 million and $30.0 million in the corresponding periods of 1999. Despite the revenue increase, operating income has been impacted by investments to create new product line ventures and reposition existing product and service offerings, incremental costs associated with maintaining redundant IT systems as the ERP system is implemented, and pricing pressures in the RMS business.

LATIN AMERICA
         The Latin American business segment sales and operating income in the third quarter of 2000 have improved by $5.0 million and $0.5 million respectively, compared to 1999. On a year to date basis, sales and operating income are higher by $17.8 million and $4.0 million respectively, versus the first nine months of 1999. Higher volumes in Brazil and a favourable product mix in Venezuela and Central America contributed to the improved performance.

EUROPE
         European sales in the third quarter of 2000 have decreased by $14.5 million over the 1999 sales of $43.8 million. Sales in the first nine months of 2000 were lower by $13.1 million over the sales of $119.1 million in the same period of 1999. The decrease is primarily attributable to unfavourable foreign exchange movements and lower volumes in the Colleagues business unit caused by the recent loss of some accounts and the cancellation of certain orders by a key customer.
         Loss from operations in the third quarter and the first nine months of 2000 was $1.2 million and $1.1 million respectively, compared to income from operations of $1.1 million and $2.4 million respectively, in the same periods last year. The decline in operating income is primarily due to the lower volumes.

ECONOMIC VALUE ADDED-Registered Trademark- (EVA)
         Moore did not meet its EVA improvement target for the nine months ended September 30, 2000.

DIVIDEND
         On October 27, 2000 the Board of Directors declared a quarterly dividend of 5 cents per common share payable in United States funds on January 3, 2001 to shareholders of record on December 1, 2000.


/s/ W. Ed Tyler                           /s/ Thomas E. Kierans
----------------------------------     -------------------------------------
W. Ed Tyler                            Thomas E. Kierans
President and Chief                    Chairman of the Board
Executive Officer

October 27, 2000

CONSOLIDATED BALANCE SHEET

EXPRESSED IN UNITED STATES CURRENCY
IN THOUSANDS OF DOLLARS


                                                                SEPTEMBER 30                 December 31
                                                                        2000                        1999
                                                                ------------                 ----------
    ASSETS
    Current assets:
    Cash and short-term securities                               $    17,639                $    38,179
    Accounts receivable                                              412,583                    477,083
    Inventories:
         Raw material                                                 46,549                     42,653
         Work in process                                              16,151                     15,918
         Finished goods                                              107,820                    120,095
    Prepaid expenses                                                  36,077                     23,930
    Deferred income taxes                                             41,656                     33,002
                                                                ------------                 ----------
    Total current assets                                             678,475                    750,860
    Property, plant and equipment:
    Cost                                                           1,170,248                  1,199,822
    Less: Accumulated depreciation                                   746,212                    741,014
                                                                ------------                 ----------
                                                                     424,036                    458,808
    Goodwill                                                         152,011                    156,867
    Deferred income taxes and other assets                           577,436                    263,758
                                                                ------------                 ----------
    Total assets                                                 $ 1,831,958                $ 1,630,293
                                                                ------------                 ----------
                                                                ------------                 ----------

    LIABILITIES
    Current liabilities:
    Bank loans                                                   $    19,973                $    13,086
    Accounts payable and accruals                                    411,093                    533,010
    Deferred income taxes                                              1,088                          -
    Short-term debt                                                   83,682                     40,140
    Dividends payable                                                  4,325                      4,423
    Income taxes                                                      31,394                     31,805
                                                                ------------                 ----------
    Total current liabilities                                        551,555                    622,464
    Long-term debt                                                   209,452                    201,686
    Deferred income taxes and liabilities                            401,457                    118,888
    Minority interests                                                14,638                     14,581
                                                                ------------                 ----------
    Total liabilities                                              1,177,102                    957,619
                                                                ------------                 ----------
                                                                ------------                 ----------

    SHAREHOLDERS' EQUITY
    Common shares                                                    310,881                    310,881
    Unrealized foreign currency translation adjustments             (127,752)                  (118,256)
    Retained earnings                                                471,727                    480,049
                                                                ------------                 ----------
                                                                     654,856                    672,674
    Total liabilities and shareholders' equity                  $  1,831,958                 $1,630,293
                                                                ------------                 ----------
                                                                ------------                 ----------

                         6                                                7

CONSOLIDATED STATEMENT OF EARNINGS
EXPRESSED IN UNITED STATES CURRENCY AND,
EXCEPT EARNINGS (LOSS) PER SHARE, IN THOUSANDS OF DOLLARS

                                                 Three months ended September 30    Nine months ended September 30
                                                            2000            1999             2000             1999
                                                      ------------------------------------------------------------
Sales                                                  $ 550,493       $ 596,363       $1,677,763       $1,777,929
                                                      ----------       ---------       ----------       ----------
Cost of sales                                            380,449         404,768        1,171,691        1,206,410
Selling, general and administrative expenses             126,860         141,968          417,492          434,056
Provision for restructuring costs                          1,170               -            4,995                -
Capital asset amortization                                29,256          25,743           83,696           79,556
Research and development expense                           4,368           5,194           16,006           17,371
                                                      ------------------------------------------------------------
                                                         542,103         577,673        1,693,880        1,737,393
                                                      ------------------------------------------------------------
Income (loss) from operations                             (8,390)         18,690          (16,117)          40,536
Investment and other income (loss)                        (8,446)            633           (7,290)           3,723
Interest expense                                           6,335           6,887           18,570           17,569
                                                      ------------------------------------------------------------
                                                          (6,391)         12,436          (41,977)          26,690
Income taxes                                               1,158           3,668          (12,162)           5,944
Minority interests                                           361              81            1,074              489
                                                      ------------------------------------------------------------
Net earnings (loss)                                    $  (7,910)      $   8,687       $  (30,889)       $  20,257
------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                       $   (0.09)      $    0.10       $    (0.35)       $    0.23
------------------------------------------------------------------------------------------------------------------

UNITED STATES GAAP RECONCILIATION
EXPRESSED IN UNITED STATES CURRENCY AND,
EXCEPT EARNINGS (LOSS) PER SHARE, IN THOUSANDS OF DOLLARS

                                                 Three months ended September 30    Nine months ended September 30
                                                            2000            1999             2000             1999
                                                      ------------------------------------------------------------
Net earnings (loss) as reported                        $  (7,910)      $   8,687       $  (30,889)      $   20,257
Decreased (increased) pension expense                      3,949          (1,578)          11,844           (4,785)
Decreased post retirement benefits                         5,646           1,842           14,574            4,990
Reengineering costs                                          700          (2,882)            (800)          (5,331)
Increased termination liabilities                              -          (5,146)               -          (16,010)
Reduced income taxes (1)                                  (4,066)          3,565          (10,114)          10,094
                                                      ------------------------------------------------------------
Net earnings (loss) as determined under U.S. GAAP      $  (1,681)      $   4,488       $  (15,385)      $    9,215
                                                      ------------------------------------------------------------
Earnings (loss) per share:
  Basic earnings (loss) per share                      $   (0.02)      $    0.05       $    (0.17)      $     0.10
  Diluted earnings (loss) per share                    $   (0.02)      $    0.05       $    (0.17)      $     0.10
  Average shares outstanding (in thousands)               88,457          88,457           88,457           88,457
                                                      ------------------------------------------------------------
Comprehensive income:
  Net earnings (loss) as determined under U.S. GAAP    $  (1,681)      $   4,488       $  (15,385)      $    9,215
  Other comprehensive income (loss):
    Foreign currency translation adjustment               (3,713)          2,257           (9,496)         (12,879)
    Unrealized losses on available-for-sale securities     6,372               -            4,642                -
Total comprehensive income (loss)                      $     978       $   6,745       $  (20,239)      $   (3,664)
                                                      ------------------------------------------------------------
(1) SFAS No. 109 income tax adjustments                $       -       $     502       $         -      $    1,755
------------------------------------------------------------------------------------------------------------------

                       8                                                      9

                            CONSOLIDATED STATEMENT OF CASH FLOWS
                             EXPRESSED IN UNITED STATES CURRENCY
                                   IN THOUSANDS OF DOLLARS


                                                             Nine months ended September 30
                                                                   2000             1999
                                                               ---------------------------
         OPERATING ACTIVITIES
         Net earnings (loss)                                   $  (30,889)       $  20,257
         Items not affecting cash resources                        94,242           79,204
         Increase in working capital other than cash resources    (80,140)         (25,342)
                                                               ---------------------------
         Total                                                 $  (16,787)       $  74,119
                                                               ---------------------------

         INVESTING ACTIVITIES
         Expenditure for property, plant and equipment         $  (60,671)       $ (67,124)
         Sale of property, plant and equipment                     29,332            9,613
         Acquisition of businesses                                 (2,247)          (6,773)
         Disposal of businesses                                     4,361                -
         Software expenditures                                    (22,908)         (41,393)
         Other                                                      9,192          (11,301)
                                                               ---------------------------
         Total                                                 $  (42,941)       $(116,978)
                                                               ---------------------------

         FINANCING ACTIVITIES
         Dividends                                             $  (13,171)       $ (13,269)
         Addition to debt                                         135,671          222,590
         Reduction in debt                                        (87,556)        (204,394)
         Other                                                     (4,026)          (4,894)
                                                               ---------------------------
         Total                                                 $   30,918        $      33
                                                               ---------------------------

         Decrease in cash resources before
                  unrealized exchange adjustments              $  (28,810)       $ (42,826)
         Unrealized exchange adjustments                            1,383           (2,277)
         Decrease in cash resources                               (27,427)         (45,103)
         Cash resources at beginning of year(1)                    25,093          130,971
                                                               ---------------------------
         Cash resources at end of period(1)                    $   (2,334)       $  85,868
                                                               ---------------------------

         (1) Cash resources are defined as cash and short-term securities less bank loans.

         OTHER CASH FLOW DISCLOSURES
         Interest paid                                         $   22,312        $   17,485
         Income taxes paid                                     $    4,217        $    1,774
                                                               ---------------------------

                       10                                              11

NOTES

EXPRESSED IN UNITED STATES CURRENCY AND, EXCEPT PER
SHARE AMOUNTS, IN THOUSANDS OF DOLLARS



1.       UNITED STATES GAAP


                                                                    September 30, 2000                December 31, 1999
         Balance sheet items:                                   As reported      U.S. GAAP         As reported      U.S. GAAP
                                                                -----------      ---------         -----------      ---------
         Net pension asset                                      $(261,659)       $ (40,104)        $ (22,323)       $ (30,140)
         Other assets - computer software                        (144,526)         (96,439)         (139,032)         (91,745)
         Post retirement benefit cost liability                   230,252          411,424                 -          426,511
         Deferred income taxes asset - long term                  (71,808)        (229,524)          (33,002)        (260,635)
         Deferred income taxes liability - long term              106,334           71,150            24,439           91,736
         Accounts payable and accruals                            411,093          405,093           533,010          459,045
         Unrealized foreign currency translation adjustments     (127,752)         (92,568)         (118,256)         (83,072)
         Retained earnings                                        471,727          184,629           480,049          213,185


2.       SEGMENTED INFORMATION


         For the nine months                              Moore              CCS           Latin
         ended September 30                           North America     United States     America      Europe       Consolidated
         -----------------------------------------    -------------     -------------     -------      ------       ------------
         2000
         Total revenue                                $1,085,838        $362,044          $136,492     $105,965     $1,690,339
         Intersegment revenue                            (11,812)           (764)                0            0        (12,576)
                                                      ----------        --------          --------     --------     ----------
         Sales to customers outside the enterprise    $1,074,026        $361,280          $136,492     $105,965     $1,677,763
                                                      ----------        --------          --------     --------     ----------
         Segment operating profit (loss)              $  (44,951)       $ 24,394          $  4,246     $   (889)    $  (17,200)
         General corporate expenses                                                                                      1,083
                                                                                                                    ----------
         Loss from operations                                                                                       $  (16,117)
         Segment assets                               $1,051,124        $314,844          $102,504     $110,361     $1,578,833
         Corporate assets including investments                                                                        253,125
                                                                                                                    ----------
         Total assets                                                                                               $1,831,958
                                                                                                                    ----------
         Provision for restructuring costs            $    4,843        $    315          $    188     $   (291)    $    5,055
         Corporate adjustment                                                                                              (60)
                                                                                                                    ----------
         Total Provision for restructuring                                                                          $    4,995
                                                      ----------        --------          --------     --------     ----------
         Capital asset amortization                   $   50,618        $ 22,518          $  4,970     $  5,590     $   83,696
         Capital expenditures                         $   29,127        $ 16,122          $  5,142     $ 10,280     $   60,671
                                                      ----------        --------          --------     --------     ----------
         1999

         Total revenue                                $1,171,225        $383,317          $118,737     $119,131     $1,792,410
         Intersegment revenue                            (13,824)           (657)                -            -        (14,481)
                                                      ----------        --------          --------     --------     ----------
         Sales to customers outside the enterprise    $1,157,401        $382,660          $118,737     $119,131     $1,777,929
                                                      ----------        --------          --------     --------     ----------
         Segment operating profit (loss)              $   12,812        $ 26,639          $    326     $  2,414     $   42,191
                                                      ----------        --------          --------     --------
         General corporate expenses                                                                                     (1,655)
                                                                                                                    ----------
         Income from operations                                                                                     $   40,536
                                                                                                                    ----------
         Segment assets                               $  876,728        $205,901          $ 90,300     $133,685     $1,306,614
                                                      ----------        --------          --------     --------
         Corporate assets including investments                                                                        333,966
                                                                                                                    ----------
         Total assets                                                                                               $1,640,580
                                                                                                                    ----------
         Capital asset amortization                    $  42,606        $ 25,480          $  4,581     $  6,889     $   79,556
         Capital expenditures                          $  37,970        $ 17,476          $  6,465     $  5,213     $   67,124
                                                      ----------        --------          --------     --------     ----------

                      12                                                     13

3.   PROVISION FOR RESTRUCTURING COSTS

         In 1998, the Corporation incurred a pre-tax charge of $615 million, $531 million after tax, related to a restructuring plan directed at reducing costs and restoring profitability to the Forms business, and increasing profitability of the Customer Communication Services businesses. The key restructuring actions include the integration of North American operations, the disposal of non-strategic assets, and exiting of certain unprofitable products.

         In the fourth quarter of 1999, the Corporation reversed $68 million of charges, $48 million after tax, under the 1998 restructuring plan. The reversal was primarily the result of: the favourable settlement of liabilities for obligations and future payments related to the disposition of the European and Australasia Forms businesses; negotiated costs to exit customer contracts and lease agreements under several actions were lower than originally planned; the decision to sell rather than restructure the Moore Data Management Services business; and the decision to not fully implement certain restructuring actions under the plan, including the sale of certain North American businesses.

         On January 1, 2000, as a result of CICA Section 3461 - Employee Future Benefits, $68 million of termination liabilities, $46 million after tax, accrued under the 1998 restructuring program were reversed into retained earnings. In the first nine months of 2000, $5.0 million of these termination liabilities have met the criteria for recognition and have been charged to current earnings.

         Included in the balance sheet at September 30, 2000 are accounts payable and accruals of $52.4 million and deferred income taxes and liabilities of $24.1 million related to the restructuring program. The carrying value of remaining assets held for disposal as at September 30, 2000 is $9.0 million. Included in the Corporation's results of operations for the nine months ended September 30 are sales of $31.6 million (1999 - $29.5 million) and income from operations of $1.6 million (1999 - $0.6 million loss) from businesses to be exited under the restructuring program.

         Approximately 4,119 employees have left the Corporation as a result of restructuring actions implemented to date, representing 2,600 due to divestitures and 1,519 from other restructuring activities.

4.   CAPITALIZED SOFTWARE

     The Corporation's capitalized software costs, on a consolidated basis, as at September 30, 2000 is $145 million. The Corporation is currently conducting an internal review of its Enterprise Resource Planning (ERP) system with the objective of maximizing benefit realization in the most timely manner possible. As part of this review process, the Corporation has decided to postpone deployment of a component of its ERP for its U.S.-based manufacturing facilities. As the ERP review is completed over the remainder of the year, decisions may be made to change other deployment plans or processes, which could result in a material reduction to the carrying value of the ERP asset that cannot be readily determined at this time.

5.   COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

         Comparative figures have been restated where appropriate to conform to the current presentation.

CORPORATE
    INFORMATION

SHAREHOLDER ACCOUNT INQUIRIES

         Effective May 1, 2000 Montreal Trust Company of Canada became the Corporation's transfer agent. Subsequently Montreal Trust was sold to Computershare Investor Services, Inc. Computershare Investor Services operates a telephone inquiry line that can be reached by dialing toll-free 1-800-663-9097 or (416) 981-9633. Correspondence should be addressed to Moore Corporation Limited c/o Computershare Investor Services, Inc., 100 University Avenue, Toronto, Ontario M5J 2Y1. Shareholders can also e-mail Computershare Investor Services at faq@montrealtrust.com or visit their web page at www.montrealtrust.com.

DIVIDENDS

         Shareholders are reminded of the flexibility available on payment of the Corporation's dividends. While the Corporation's dividends are declared payable in United States funds, registered shareholders have the option of receiving dividends in equivalent Canadian funds, or participating in the Dividend Reinvestment and Share Purchase Plan. The Dividend Reinvestment Option allows shareholders to reinvest dividends automatically in additional shares of the Corporation. The Share Purchase Option provides shareholders a means to purchase shares by making cash payments. Further information regarding these options is available from Computershare Investor Services, Inc. or the Corporation.

INVESTOR RELATIONS

         Institutional and individual investors seeking financial information about the Corporation are invited to contact John Laurie, Vice President and Treasurer at the Corporate Office.

MANAGEMENT'S
           STATEMENT

         The financial information included in this report is unaudited, but in the opinion of management it reflects all adjustments that are necessary for a fair presentation of the financial position, results of operations and changes in cash flows for the interim periods.

FORWARD LOOKING STATEMENT

         This interim report contains statements relating to future results of the Corporation (including certain anticipated, planned, forecasted, expected, targeted, believed and estimated results and the Corporation's outlook concerning future results) that are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Factors that could cause such material differences include, without limitation, the following: the successful completion of the restructuring program announced in 1998 within the time frame anticipated to execute the respective restructuring actions and achieving the associated benefits, the successful implementation of the cost reduction program that commenced in the first quarter of 2000, the successful implementation of the ERP system within anticipated time frames and achieving associated benefits, the effects of paper price fluctuations on the Corporation's Forms operations, successful execution of key strategies (including the digital and Internet strategies), the rate of migration from paper-based forms to digital formats, maintenance of growth rates in Customer Communication Services businesses, the impact of currency fluctuations in the countries in which the Corporation operates, general economic and other factors beyond the Corporation's control, and other assumptions, risks and uncertainties described from time to time in the Corporation's periodic filings with Securities Regulators.

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Moore Corporation Limited
1 First Canadian Place
P.O. Box 78
Toronto, Ontario
M5X 1G5


Internet: http://www.moore.com
Tel: (416) 364-2600
Fax: (416) 364-1667


Printed on recycled paper containing post-consumer waste, with environmentally friendly vegetable inks.
Printed in Canada